UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 001-33167-738

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta

Canada T2L 1Y1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART TECHNOLOGIES INC.

By:	/s/ G. A. (Drew) Fitch
Name:	G. A. (Drew) Fitch
Title:	Vice President, Finance and Chief Financial Officer

Date: November 9, 2010

Exhibit Index

99.1	Management’s Discussion and Analysis for the six months ended September 30, 2010.

99.2	Interim consolidated financial statements of SMART Technologies Inc. for the six months ended September 30, 2009 and 2010.

99.3	Certification of Interim Filings pursuant to Canadian Securities Laws — CEO

99.4	Certification of Interim Filings pursuant to Canadian Securities Laws — CFO